UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.  20549

                          Amendment No. 1

                           FORM 10 - SB


   GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
                              ISSUERS
 Under Section 12(b) or (g) of the Securities Exchange Act of 1934


TERENCENET, INC.
      (Name of Small Business Issuers in its charter)

NEVADA                                  91-2079553
(State of other jurisdiction         (I.R.S. Employer
             of                   Identification Number)
incorporation or organization)

500 North Rainbow Boulevard,              89107
Suite 300, Las Vegas, NV
    (Address of principal               (zip code)
     executive offices)

Issuer's telephone number: (772) 429-1401

Securities to be registered under section 12(b) of the Act:  None

Securities to be registered under section 12(g) of the Act:

20,000,000 shares of Common Stock, par value $0.001 - As of March
31, 2002, the Company has 6,403,750 shares of Common Stock issued and outstanding

5,000,000 shares of Preferred Stock, par value $0.001 - As of March 31, 2002, the Company has no shares of Preferred Stock issued and outstanding



PAGE-1-



                         TABLE OF CONTENTS

PART I - ITEM 1. DESCRIPTION OF BUSINESS                             3
 RISK FACTORS                                                        8
PART I - ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS AND PLAN OF
OPERATIONS                                                          12
PART I - ITEM 3. DESCRIPTION OF PROPERTY                            17
PART I - ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT                                                      17
PART I - ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND
CONTROL PERSONS                                                     18
PART I - ITEM 6. EXECUTIVE COMPENSATION                             19
PART I - ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS     19
PART I - ITEM 8.  DESCRIPTION OF SECURITIES                         21
PART II - ITEM 1. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER
MATTERS                                                             22
PART II - ITEM 2. LEGAL PROCEEDINGS                                 23
PART II - ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
ACCOUNTING AND FINANCIAL DISCLOSURE                                 23
PART II - ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES          23
PART II - ITEM 5. INDEMNIFICATION OF OFFICERS AND DIRECTORS         25
PART F/S. FINANCIAL STATEMENTS                                      29
PART III - ITEM 1.  EXHIBITS                                        43






PAGE-2-



PART I - ITEM 1. DESCRIPTION OF BUSINESS

BUSINESS DEVELOPMENT

TerenceNet, Inc. referred to as "TerenceNet" was founded as a sole proprietorship in 1996 and incorporated in 1998 under the laws of the state of Florida. TerenceNet transferred its net assets from the Florida corporation and reincorporated into a Nevada corporation on October 11, 2000. TerenceNet is in the business of providing Internet-based web design services. Since our inception we have devoted our activities to the following:

*    Raising capital;
* Establishing our web site development, hosting and related business; and
*    Developing markets for the services we offer.

We have never been the subject of any bankruptcy or receivership action. We have had no material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets outside the ordinary course of business.

We have conducted our operations since October 2000. For the last two years ended December 31, 2001, we generated $234,669 in total revenue and had a loss of $74,442. For the three months ended March 31, 2002, we generated revenues of $45,846 and had a loss of $33,002.
We provide e-business consulting, business deployment, custom web site and web-based software development, and e-business research and testing services to small and medium-size businesses.

We assist companies to formulate comprehensive e-business strategies. Elements of this comprehensive solution include:

* Development of web sites and applications that achieve growth for the Company's customers,
* Provision of research and analysis exploring feasibility, online media, promotion and branding solutions, and
*    Deployment strategies.

Products and Services

Our initial product and service categories include:

  *    Web Site Design

          Design and development of custom web sites with original graphics and innovative layouts

  *    Web Site Hosting

Hosting of customers' websites, which involves providing disk space, Internet connectivity, programming modules, and high speed connection solutions enabling access their web site on the world wide web when the web address is typed in.



PAGE-3-



  *    Web Site Maintenance

Maintenance of customers' websites, which involves providing updates to content and material on a website to keep it up to date.


  *    Web and Computer Programming

          Design and development of database driven applications, such as information sharing platforms

  *    Marketing and Advertising

          Development and deployment of marketing strategies and plans via the
          Internet to assist customers generate leads, close sales, and maintain customer relationships

  *    Search Engine Placement Services

          Creation of websites that have efficient navigation, utilizing interactive databases, thus increasing the likelihood of being found at or near the top of search engines.

  *    Web and Computer Consulting

          Business advisory and training services to identify profitable and practical ways for a customer to improve business efficiency using the Internet as the primary medium

We have designed, built and currently maintain over 250 web sites for companies around the country. Additionally, we manage over 650 domain names for companies. Our domain name management services consist of domain name registration, billing and payment of domain names, prevention from expiration, and monitoring to ensure no unauthorized changes are made to the domain name records.

Industry Analysis

We believe the Internet is becoming an integral part of many people's lives. We believe that individuals and businesses are increasingly using the Internet to find information, communicate and conduct business.



PAGE-4-



Marketing

We market our products and services through direct sales. We also advertise our products and services through several media sources.

We utilize the virtual sales channel, the Internet, to attract clients from around the globe. We are a member of ProSavvy.com, formerly known as PenGroup.com. ProSavvy.com is an online marketplace, open to qualified members only. Prosavvy.com promotes the interaction of clients having projects with contract vendors. Each vendor is required to complete a series of benchmarking and quality assurance tests.


Intellectual Properties

Our intellectual properties consist of our Internet domain names:

  *    Terencenet.com
  *    Breakthepattern.com

Material Contracts

Interbasix, Inc. is a web development firm located in Vero Beach, Florida that services approximately 60 customers. We exclusively provide outsourced development, hosting, domain name management, consulting, and customer support services to Interbasix and the customers of Interbasix. The agreement is informal and services are rendered and paid for on an as-needed basis. During our fiscal year ended December 31, 2001, Interbasix accounted for $26,584.54 or 20.3% of our total revenues. We anticipate that they will account for 18% of our revenues this fiscal year.

We provide Internet marketing, consulting, and domain name management to America's Favorite Golf Schools and its affiliate, U.S. Golf Teachers Federation. We oversee the functionality of their Internet modules, management of web site content, and Internet media buying services. During our fiscal year ended December 31, 2001, America's Favorite Golf Schools accounted for $22,213.55 or 16.9% of our total revenues. We anticipate that they will account for 15% of our revenues this fiscal year.

Future Plans

During the next 12 months we anticipate taking the following steps to develop our business:



PAGE-5-



Milestone or     Expected     Date When Step      Cost of
    Step        Manner of       Should be       Completion
              Occurrence or    Accomplished
                Method of
               Achievement
----------------------------------------------------------------
Launch of new   Structure      2 - 3 months      $2,500
corporate web   content,
site            develop
                database
                scheme,
                finalize
                graphic
                concepts
----------------------------------------------------------------
Hire            Interview      3 - 5 months      $5,000
marketing       marketing
firm/agency     firms,
to assist in    establish
marketing       tentative
efforts         marketing
                objectives
----------------------------------------------------------------
Reach           Use existing   9-12 months       $100,000
$225,000 in     customer base
annual sales    to cross-                        We estimate
by July 2003    sell/up-sell                     that the time
                related domain                   invested in
                name                             presenting new
                management and                   products to
                security                         existing
                products;                        customers,
                acquire new                      including cost
                contracts                        of purchasing
                through our                      solutions for
                current                          clients, and
                avenues of                       cost of
                lead generated                   marketing and
                and by                           to and
                implementing                     acquiring new
                an aggressive                    customers will
                marketing                        consume
                plan.                            approximately
                                                 $100,000 in an
                                                 effort to
                                                 reach our
                                                 specified
                                                 sales goal.
----------------------------------------------------------------

* If we sustain our current monthly revenue of $18,750 for the next twelve months, we will hit this goal. Our revenue grew due to accepting stock as payment for services, marketing to a management consulting firm and generating additional revenues from existing customers by cross-selling and upselling.

If any of the steps above are not completed as presented in the preceding milestone table, it could prevent the company from generated additional revenue through the new, corporate web site which will have several e-commerce elements designed to generated new sources of revenue; prevent the company from marketing to new customers; and subsequently prevent company from meeting anticipated sales goals.

On February 28, 2002, we completed a Nevada state-registered 504 offering which was successful in raising $105,375 in capital. We do not anticipate the need for outside funding at this time. Specifically, we expect to incur costs of $96,000 during this period.

We estimate our business needs $107,500 to fund our expansion plans described above. As stated above, we expect to generate revenues of
$225,000 during the next 12 months.   This projected positive cash
flow coupled with the net proceeds of our 504 offering in the amount of $94,932.50 should allow us to continue to fund our operations from internal cash flow. Also, as of December 31, 2001, we had $19,286 in current accounts receivable that we feel we could factor with a financial institution or sell to a receivables management firm should we require additional capital.



PAGE-6-



Competition

We compete with various types of providers of Internet professional services. The market for these services has grown dramatically in recent years as a result of the increasing use of the Internet by businesses for communication, marketing and information dissemination to their customers, suppliers, business partners and employees. Our market is intensely competitive, highly fragmented and subject to rapid technological change.

We expect competition to persist and intensify in the future. Our current and potential competitors of comparable size include:

  *    eCalton, Inc. (Vero Beach, FL)
  *    Digital Slingshot (Port St. Lucie, FL)
  *    Quinncomm (West Palm Beach, FL)

We believe that the principal competitive factors pervading in the market are:

  *    Breadth and integration of service offerings;
  *    Cost and quality of service;
  *    Client relationships;
  *    Technical knowledge and creative skills;
  *    Reliability;
  *    Ability to attract and retain quality professionals;
  *    Brand recognition;
  *    Reputation; and
  *    Vertical industry knowledge.

We believe that we compete favorably with because of the following:

Completeness of service. Our service offering is more comprehensive than our competition as it includes business advisory consulting and planning. This allows us to work with our clients more as partners than as vendors.

Specific niche of services. We strictly focus on a core group of services, including strategic planning, project management, web site implementation and design, and specific Internet marketing elements, such as search engine optimization, consulting, and affiliate marketing management. Our competitors tend to want to be everything to everyone and offer a wider array of services, including telecommunications, bandwidth, standardized hosting, e-mail marketing. Our competitive advantage is that we do not spread ourselves too thin in terms of our resources and knowledge and our expertise in our core services is greater than if we were to provide a wider array of services.

Proven track record of customer service. Since our approach to service is more of a consultative approach rather than a labor approach, our average relationship with our customers tends to be longer standing than our competition. Since our services is quality driven, rather than price driven, we rarely concede customers to our competitors.



PAGE-7-



Employees

We currently have two full time employees, our CEO, Terence Channon and our Secretary, John Willbur. We have no other employees.

Reports to Shareholders

As a result of this filing, we will become subject to the information and reporting requirements of the Securities Exchange
Act of 1934 and will file periodic reports, proxy statements and other information with the Securities and Exchange Commission.

Where You Can Find Additional Information

For further information about us, please refer to this registration statement and the exhibits thereto. This registration statement and exhibits may be inspected, without charge, and copies may be obtained at prescribed rates, at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. This registration statement and other information filed with the SEC is also available at the web site maintained by the SEC at http://www.sec.gov.

RISK FACTORS

Our poor financial condition means that you will be unable to determine whether we will ever become profitable.

We have conducted our operations since October 2000. For the last two years ended December 31, 2001, we generated $234,669 in total revenue and had a loss of $74,442. For the three months ended March 31, 2002, we generated revenues of $34,630 and had a loss of
$43,864.   Our projected positive cash flow coupled with the
current cash and receivables of $88,278 should allow us to continue to fund from internal cash flow our anticipated cash requirements of $97,000. . In addition, we estimate our business needs an additional $107,500 cash infusion to fund our expansion plans for the next 12 months. We anticipate that we will fund our cash flow and business expansion needs internally through internal cash flow, from proceeds from a Nevada-state registered 504 offering, and from receivables management, if necessary.
In order to become profitable, we may still need to secure additional debt or equity funding. We hope to be able to raise additional funds from an offering of our stock in the future. However, this offering may not occur, or if it occurs, may not raise the required funding. There are no preliminary or definitive agreements or understandings with any party for such financing.

Our poor financial condition could inhibit our ability to achieve our business plan, because we are currently operating at a substantial loss with limited operating history and revenues, an investor cannot determine if we will ever become profitable.

Because our planned growth is contingent upon receiving additional funding, you will be unable to evaluate whether our business will be successful.



PAGE-8-



Our business development is contingent upon raising debt or equity funding. We have no sources of funding identified. You must consider the risks, difficulties, delays and expenses frequently encountered by development stage companies in our business, which have little or no operating history, including whether we will be able to overcome the following challenges:

  * Inability to raise necessary revenue to operate for the next 12 months or thereafter
  * Advertising and marketing costs that may exceed our current estimates
  *    Unanticipated development expenses
  * Our ability to generate sufficient revenues to offset the substantial costs of operating our business

Because significant up-front expenses, including advertising, sales, and other expenses are required to develop our business, we anticipate that we may incur losses until revenues are sufficient to cover our operating costs. Future losses are likely before our operations become profitable. As a result of our lack of operating history, you will have no basis upon which to accurately forecast our:

  *    Total assets, liabilities, and equity
  *    Total revenues
  *    Gross and operating margins
  *    Labor costs

Accordingly, the proposed business plans described in this registration statement may not either materialize or prove successful and we may never be profitable. Also, you have no basis upon which to judge our ability to develop our business and you will be unable to forecast our future growth.

We depend heavily on informal arrangements with our customers which may reduce our revenues.

We depend heavily on informal arrangements with our customers, including our two major customers. We typically complete the work and bill and do not always get a formal authorization.
Furthermore, many of our agreements do not extend over long periods of time, giving the customer the ability to cancel a contract at anytime. Because of this nature of our contracts, it could be difficult to enforce the contracts should an incident arise regarding failure to pay or failure to complete work at hand. This potentially leaves us vulnerable to client fall-out which could reduce our revenues.

The loss of our two major customers would reduce our revenues.

During the fiscal year ended December 31, 2001, our two major customers Interbasix, Inc. and America's Favorite Golf Schools and its affiliate, U.S. Golf Teachers Federation accounted for our total revenues as follows:

  * Interbasix accounted for $26,584.54 or 20.3% of our total revenues. We anticipate that they will account for 18% of our revenues this fiscal year.

  * America's Favorite Golf Schools accounted for $22,213.55 or 16.9% of our total revenues. We anticipate that they will account for 15% of our revenues this fiscal year.



PAGE-9-



If substantial numbers of our website users lose connection to our website, we will lose potential customers and fail to develop repeat business which will reduce our revenues.

Although we will test our website for errors and attempt to identify any bugs or errors, our site may contain the following problems leading to interruptions in our business:

  *    Undetected errors or bugs
  *    Inability of our server to handle peak loads
  *    Systems failures by our Internet service provider
  *    Inactivity by users for periods while remaining on-line

Repeated disruptions due to such errors or even one disruption may dissuade users from ever using our services again. Accordingly, if we fail to develop effective systems to detect such errors or guard against such errors and there are substantial interruptions, we will be unsuccessful at developing business, and our potential revenues will be reduced.

Our vulnerability to security breaches, glitches and other computer failures could harm our future customer relationships, our ability to establish our future customer base.

We will offer our services through our Internet site. The secure transmission of confidential information over public networks is a critical element of our operations. A party who is able to circumvent security measures could misappropriate proprietary information or cause interruptions in our operations. If we are unable to prevent unauthorized access to our users' information and transactions, our customer relationships will be harmed. Although we intend to implement industry-standard security measures, these measures may not prevent future security breaches. Heavy stress placed on our systems could cause systems failures or operation of our systems at unacceptably low speeds.

Our officers and directors can exert control over matters requiring stockholder approval.

Our officers and directors beneficially owns approximately 75.8% of our outstanding common stock. This individual will be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying, deterring or preventing a change in control and may make some transactions more difficult or impossible without the support of these stockholders.

Our management decisions are made by our founder and CEO, Terence
Channon; if we lose his services, our revenues may be reduced.

Our business has been managed by Mr. Terence Channon, our founder and CEO. The success of our business is dependent upon the expertise of Mr. Terence Channon, our founder and CEO. Because Mr. Channon is essential to our operations, you must rely on his management decisions. We have not entered into any agreement with Mr. Terence Channon that would prevent him from ceasing to provide services to our company, nor have we obtained any key man life insurance relating to him. If we lose his services, we may not be able to find management with comparable experience. As a result, the loss of Mr. Terence Channon's services could reduce our revenues.



PAGE-10-



We are authorized to issue preferred stock which, if issued, may adversely affect or reduce the market price of our common stock.

Our directors are authorized by our articles of incorporation to issue shares of preferred stock without the consent of our shareholders. Our preferred stock, when issued, may rank senior to common stock with respect to payment of dividends and amounts received by shareholders upon liquidation, dissolution or winding up. Our directors will set such preferences. The issuance of such preferred shares and the preferences given the preferred shares, do not need the approval of our shareholders. The existence of rights, which are senior to common stock, may reduce the price of our common shares. We do not have any plans to issue any shares of preferred stock at this time.

Because our common stock is considered a penny stock, our common stock is considered a high-risk investment and is subject to restrictions on marketability; you may be unable to sell your shares.

If our common stock becomes tradable in the secondary market, we may be subject to the penny stock rules adopted by the Securities and Exchange Commission that require brokers to provide extensive disclosure to its customers prior to executing trades in penny stocks. These disclosure requirements may cause a reduction in the trading activity of our common stock, which in all likelihood would make it difficult for our shareholders to sell their securities. For additional details concerning the disclosure requirements under the penny stock rules, see the section entitled Penny Stock Considerations below.

Certain Nevada corporation law provisions could prevent a potential takeover of us which could adversely affect the market price of our common stock or deprive you of a premium over the market price.

We are incorporated in the State of Nevada. Certain provisions of Nevada corporation law could adversely affect the market price of our common stock. Because Nevada corporation law requires board approval of a transaction involving a change in our control, it would be more difficult for someone to acquire control of us. Nevada corporate law also discourages proxy contests making it more difficult for you and other shareholders to elect directors other than the candidate or candidates nominated by our board of directors. Our articles of incorporation and by-laws contain no similar provisions.

Shares eligible for future sales under Rule 144 if sold could reduce the market price of our shares.

There are 928,750 shares of our common stock held by non-affiliates and 5,470,000 shares of our common stock held by affiliates that Rule 144 of the Securities Act of 1933 defines as restricted securities. No shares have been sold pursuant to Rule 144 of the Securities Act of 1933. Of the shares owned by non-affiliates, all are currently freely transferable. The remaining shares may be resold under Rule 144. However, 4,833,000 of the shares held by affiliates and former affiliates are subject to a lock up letter restricting their resale until the earlier of:



PAGE-11-



  *    February 3, 2004;
  *    When the Company's stock is traded on the Over-the-Counter
       Bulletin Board at a average share price of greater than $.10 per share for a minimum of three months;
  * The shares are listed on the NASDAQ Small Cap or higher market; or
  * We have paid the shareholders who purchased our stock in the registered 504 offering dividends equal to their aggregate purchase price of the shares

In general, under Rule 144 as currently in effect, any of our affiliates and any person or persons whose sales are aggregated who has beneficially owned his or her restricted shares for at least one year, may be entitled to sell in the open market within any three-month period a number of shares of common stock that does not exceed 1% of the then outstanding shares of our common stock. trading volume in the common stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also affected by limitations on manner of sale, notice requirements, and availability of current public information about us. Non-affiliates who have held their restricted shares for two years may be entitled to sell their shares under Rule 144 without regard to any of the above limitations, provided they have not been affiliates for the three months preceding such sale.


As a result of the provisions of Rule 144, all of the restricted securities could be available for sale in a public market, if developed, beginning 90 days after the effective date of this registration statement. The availability for sale of substantial amounts of common stock under Rule 144 could reduce prevailing market prices for our securities.


SPECIAL INFORMATION REGARDING FORWARD LOOKING STATEMENTS

Some of the statements in this registration statement are "forward-looking statements." These forward-looking statements involve certain known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. These factors include, among others, the factors set forth above under "Risk Factors." The words "believe," "expect," "anticipate," "intend," "plan," and similar expressions identify forward-looking statements. We caution you not to place undue reliance on these forward-looking statements. We undertake no obligation to update and revise any forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements in this document to reflect any future or developments. However, the Private Securities Litigation Reform Act of 1995 is not available to us as a non-reporting issuer.


PART I - ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS AND PLAN OF
OPERATIONS


TerenceNet, Inc. referred to as "TerenceNet" was founded as a sole proprietorship in 1996 and incorporated in 1998 under the laws of the state of Florida. TerenceNet transferred its net assets from the Florida corporation and reincorporated into a Nevada corporation on October 11, 2000. TerenceNet is in the business of providing Internet-based web design services. Since our inception we have devoted our activities to the following:



PAGE-12-



  *    Raising capital;


  * Establishing our web site development, hosting and related business; and


  *    Developing markets for the services we offer.


We provide e-business consulting, business deployment, custom web site and web-based software development, and e-business research and testing services to small and medium-size businesses.

During the fiscal year ended December 31, 2001, our two major customers Interbasix, Inc. and America's Favorite Golf Schools and its affiliate, U.S. Golf Teachers Federation accounted for our total revenues as follows:

  * Interbasix accounted for $26,584.54 or 20.3% of our total revenues. We anticipate that they will account for 18% of our revenues this fiscal year.

  * America's Favorite Golf Schools accounted for $22,213.55 or 16.9% of our total revenues. We anticipate that they will account for 15% of our revenues this fiscal year.

COMPARATIVE FINANCIAL RESULTS

During the following period, the following sales and percentage of sales were provided by our various product lines:

01/01/01 - 12/31/01    Sales              Percentage of Total
----------------------------------------------------------------
Web Site Design        $21,680            16.5%
----------------------------------------------------------------
Web Site Hosting       $14,924            11.4%
----------------------------------------------------------------
Web Site               $8,303             6.3%
Maintenance
----------------------------------------------------------------
Web and Computer
Programming            $58,587            44.7%
----------------------------------------------------------------
Marketing and          $1,415             1.1%
Advertising
----------------------------------------------------------------
Search Engine
Placement Services     $22,438            17.1%
----------------------------------------------------------------
Web and Computer
Consulting             $3,762             2.9%
----------------------------------------------------------------



PAGE-13-



Results of Operations

December 31, 2001 vs. December 31, 2000.

Our total revenue for the period ended December 31, 2001 was $131,109 an increase of $27,539 from $103,560 for the period ended December 31, 2000. The increase of 26.7% is the result of securing of several new clients in 2001 as compared to 2000 by and the ability to cross-sell additional products and to existing customers with a more solid base of customers in terms of numbers compared to 2000. We were able to secure new clients through the following channels:

  *    Use of online, lead generation services.  Using this channel, we were able to add additional leads to our prospecting database and close additional new clients as a result of these services.
  *    Increased referral/word-of-mouth business.  Since the number of customers we serviced grew from the previous year, we had a larger customer base from which to draw referral sales
  *    Job Seeking.   By frequently responding to job wanted
       advertisements posted in the local newspapers and online job searches, we were able to convince the hiring stakeholders of the prospective employers to enlist an outsourced solution, namely us, rather than an in-house employee for Internet related services and solutions.

We expect this trend to continue during the next 12 months.   If we
sustain our current monthly revenue of $18,750 for the next twelve months, we will hit our goal of $225,000 in revenues this year.
Our revenue continues to grow due to accepting stock as payment for services, marketing to a management consulting firm and its client base and generating additional revenues from existing customers by cross-selling and upselling.

Cost of revenues for the period ended December 31, 2001 was $49,733, an increase of $22,935 or 86% from $26,798 for the period ended December 31, 2000. The increase was primarily due to an increase in contract labor.

Our net loss for the period ended December 31, 2001 was $31,070, a
decrease of     $12,302 from our net loss for the period ended
December 31, 2000 of $43,372, a decrease of 28%. This was due primarily to the following:

General, Selling, & Administrative expenses for the period ended December 31, 2001 were $109,169, a decrease of $10,216 from the period ended December 31, 2001 of $119,385, or an 8.6% decrease. We reduced costs through improved relationships with vendors, delivering a greater volume of work to lower-cost offshore development centers, reduced cost of domain name management a decline in expenses in consulting fees. We were able to improve relationships with vendors as a result of the following:

  * For domain name registration services, we met a pre-determined quota of new monthly domain name registrations, namely 50. Our registrar rewarded us by reducing our cost of registering a domain name from $12.00/yr. to $10.00/yr.
  * For infrastructure and hosting, as a result of having a relationship lasting more than 1 year with a company, we received credits toward new hosting accounts set up and began to pay by check, rather than credit card, allowing us to reduce hosting costs by 3%-5% since no transaction fee was involved. We have since licensed our own server, which provides us the ability to host additional web sites at no additional incremental cost to us.
  * As a result of our customers purchasing additional advertising services through various Internet portals, we were able to establish agency status with many of these companies, which provided us with a 10%-15% discount and/or commission on our clients purchases.



PAGE-14-



We had a decline in consulting fees as we didn't incur the costs we had incurred for our 504 offering.

These reductions were offset by increased bonuses for management due to securing of higher-margin consulting engagements. We expect to continue a similar payment/compensation schedule for officers for the foreseeable as cash flow permits.

We also had a $749 increase in depreciation to $2,997 due to accelerated depreciation taken on assets. In addition we incurred interest expenses of $280 due to minor credit card debt.

March 31, 2002 vs. March 31, 2001.

Our total revenue for the period ended March 31, 2002 was $45,846 a decrease of $10,046 from $55,892 for the period ended March 31, 2001, or a decrease of 18%. This is the result of securing of several new clients in 2001 as compared to 2002. The decrease is partly due to the Company focusing its attention on the registration statement filed with the Securities and Exchange Commission.

Our net loss for the period ended March 31, 2002 was $33,002, an increase of $21,993 from our net loss for the period ended March 31, 2001 of $11,009, an increase of 200%. This was due primarily to a reduction in revenues and increase of general, selling and administrative expenses.

General, Selling, & Administrative expenses or the period ended March 31, 2002 were $62,899, an increase of $12,416 from the period ended March 31, 2001 of $50,483, or a 25% increase. The increase was primarily die to increased consulting and professional fees.


Liquidity and Capital Resources

Cash flow used in operating activities during the year ended March
31, 2001 was $35,329.   Net financing activities provided $95,375
from the sale of stock in a private placement.

Cash and cash equivalents, marketable securities, accounts receivable and other current assets at the period ended of March 31, 2002 amounted to $88,278. Our current assets for the period ended of March 31, 2002 are higher than our current liabilities by $70,076. We have no commitments for capital expenditures as of the period ended of March 31, 2002.



On February 28, 2002, we completed a Nevada state-registered 504 offering which was successful in raising $95,375 in capital, net of commissions.



PAGE-15-



Our projected positive cash flow coupled with the current cash and receivables of $88,278 should allow us to continue to fund from internal cash flow our anticipated cash requirements of $97,000.
In addition, we estimate our business needs an additional $107,500 cash infusion to fund our expansion plans for the next 12 months. We anticipate that we will fund our cash flow and business expansion needs internally through internal cash flow, from proceeds from a Nevada-state registered 504 offering, and from receivables management, if necessary. For example, we anticipate we could factor with a financial institution or sell to a receivables management form our $28,173 of accounts receivable as of March 31, 2002 should we require additional funding.
In order to become profitable, we may still need to secure additional debt or equity funding. We hope to be able to raise additional funds from an offering of our stock in the future. However, this offering may not occur, or if it occurs, may not raise the required funding. There are no preliminary or definitive agreements or understandings with any party for such financing.

Future Plans

Our losses from operations are primarily attributable to start-up fees and processes billed by third-party consultants and the investing in start-up infrastructure, software, and related expenses. To address these causes, we have

  * Focused more on more profitable consulting and domain name management services, marketed our services to larger web development firms and advertising agencies in an effort to reduce customer acquisition costs,
  * Established a bandwidth solution with a lower fixed monthly rate for services rather than higher incremental costs, and
  * Utilized lower cost offshore development, where appropriate to reduce development costs

We are moving in the direction of providing Internet consultancy and management services in addition to development and design services. Development and design services are lower-margin services because the hard cost of goods needed to complete the project is greater than in consultancy services. For development services, additional hardware, software, and other licenses need to be purchased to successfully complete the project. These necessary expenses subsequently reduce the profit for a particular development project. Consultancy services are subject to minimal, if any, hard costs or expenses, therefore resulting in higher profits as opposed to the more labor-intensive, material-intensive development services.

We will continue to increase focus as a business-to-business, third party service rather than a front-end, retail orientated business. The probable impact will be a reduction in marketing expenses as we have found the cost of marketing to companies as a third-party is less than that of marketing to the retail segment of the population. We acknowledge that this may impact our retail
services.   We will place a greater focus on business-to-business
consulting and will need to expand the skills horizon of our staff to deal with the needs of out target customers.

Specifically, in the next 12 months we intend to:

  *    Launch of new corporate web site
  *    Hire marketing firm/agency to assist in marketing efforts
  * Reach $225,000 in annual sales by using existing customer base to cross-sell/up-sell related domain name management and security products; acquire new contracts through our current avenues of lead generated and by implementing an aggressive marketing plan



PAGE-16-



PART I - ITEM 3. DESCRIPTION OF PROPERTY

We occupy 200 square feet of office space at 6 Ave A, Ft. Pierce, FL 34950. Our telephone number is (772) 429-1401. We space on a month-to-month basis from the City of Fort Pierce at the rate of $475.00 per month. There is a $30.00 utilities surcharge and 6.5% ($32.83) sales tax is added to the subtotal of $505.00.

We believe that our facilities are adequate to meet our current needs. However, as we continue to implement our business plan, we may need to relocate our headquarters office space. We anticipate such facilities are available to meet our development and expansion needs in existing and projected target markets for the foreseeable future.

We do not intent to renovate, improve, or develop properties. We are not subject to competitive conditions for property and currently have no property to insure. We have no policy with respect to investments in real estate or interests in real estate and no policy with respect to investments in real estate mortgages. Further, we have no policy with respect to investments in securities of or interests in persons primarily engaged in real estate activities.


PART I - ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT

The following tables set forth the ownership, as of the date of this registration statement, of our common stock by each person known by us to be the beneficial owner of more than 5% of our outstanding common stock, our directors, and our executive officers and directors as a group. To the best of our knowledge, the persons named have sole voting and investment power with respect to such shares, except as otherwise noted. There are not any pending or anticipated arrangements that may cause a change in control of our company.

   Name and Address        Number of Shares   Percentage
----------------------------------------------------------------
   Terence Channon         4,575,000           70.0
   500 Rainbow Blvd
   Ste 300
   Las Vegas, NV 89107
----------------------------------------------------------------
   John Willbur            226,000             3.5
   500 Rainbow Blvd
   Ste 300
   Las Vegas, NV 89107
----------------------------------------------------------------
   David Willbur, Jr.      145,000             2.3
   500 Rainbow Blvd
   Ste 300
   Las Vegas, NV 89107
----------------------------------------------------------------
   All officers and        4,856,000           75.8
   directors as a group
   [3 persons]

David Willbur, Jr. is the father of John Willbur.

This table is based upon information derived from our stock records. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, it believes that each of the shareholders named in this table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based upon 6,403,750 shares of common stock outstanding as of March 31, 2002.



PAGE-17-



PART I - ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND
CONTROL PERSONS

The board of directors elects our executive officers annually. A majority vote of the directors who are in office is required to fill vacancies. Each director shall be elected for the term of one year, and until his successor is elected and qualified, or until his earlier resignation or removal. Our directors, executive officers and key employees are as follows:

       NAME         AGE               POSITION
---------------------------------------------------------
Terence Channon      23    President, Chief  Executive
                           Officer and Director

John Willbur         23    Secretary and Director

David G. Willbur,    52    Director
Jr.


Terence Channon is the founder of our business. From August, 1999 to October 2000 he was the C.E.O. of TerenceNet (FL) From May 1999 to August 1999 he was the co-founder for St. Lucie Mall.com. From October 1998 to May 1999 he was a student web developer for Stetson University. From September 1998 to October 1998 he was an Internet Marketing Intern at Seagate Software. From May 1998 to August 1998 he was a database programmer for David G. Willbur Insurance Agency. In May, 2001 he received a B.A. degree in Religious Studies from Stetson University.

John Willbur joined us in October of 2000 upon our formation. From May 2000 to October 2000 he served as a sales associate for Old Navy. From May 1999 to May 2000 he performed and assisted in marketing efforts for Up With People, an off-Broadway musical.
From May 1996 to May 1999 he worked as a task manager for David G. Willbur Insurance Agency.

Mr. Willbur has served as the President of David G. Willbur Insurance Agency since 1985. From 1976-1985, he worked as an agent at the agency. In 1975, Mr. Willbur received his B.S degree in business from Florida Atlantic University. In 1976, he received his Master's degree in insurance from Georgia State University. He has served as a director and treasurer of the St. Lucie County Chamber of Commerce since 1998.

Directors serve for a one-year term. Our bylaws currently provide for a board of directors comprised of a minimum of two directors.



PAGE-18-



Board Committees

We confirm that we currently have no compensation committee or other board committee performing equivalent functions. Currently, all members of our board of directors participate in discussions concerning executive officer compensation.

Family Relationships

There are no family relationships among our officers and directors.

Legal Proceedings

No officer, director, or persons nominated for such positions, promoter or significant employee has been involved in legal proceedings that would be material to an evaluation of our management.


PART I - ITEM 6. EXECUTIVE COMPENSATION


Executive Compensation

The following table sets forth compensation paid to Mr. Channon, our current president and CEO. No other executive officer received compensation in excess of $60,000 during that period.

Name           Position        Year          Compensation
----------------------------------------------------------------
Terence        President and   2001          $40,568.57
Channon        CEO
                               2000          $23,611.89

We have informal arrangements with Mr. Channon to receiving 20% of the value of contracts produced plus additional compensation, not to exceed 50% of the total value of the project, depending on the work performed directly by Mr. Channon.

We have informal arrangements with Mr. John Willbur to be compensated 20% of the value of all new and recurring contracts derived from customers and contracts produced by Mr. John Willbur. From inception in October, 2000 to March 31, 2001, we paid Mr. John Willbur $7,615. In addition, upon formation, we issued Mr. John Willbur 226,000 shares for services as officer and director.

Board Compensation

Members of our Board of Directors do not receive cash compensation for their services as Directors, although some Directors are reimbursed for reasonable expenses incurred in attending Board or committee meetings.



PAGE-19-



PART I - ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We issued the following shares to officers, directors and affiliates for the following consideration in October 2001:


Name              Number of      Relationship to    Consideration
                  Shares         Company
----------------------------------------------------------------------
Terence Channon   4,575,000      Officer/Director   $40,423 of
                                                    assets of
                                                    TerenceNet, Inc.
                                                    (FL), deemed
                                                    distributed to
                                                    shareholders and
                                                    contributed to us
                                                    upon formation (1)
Dave Willbur,     145,000        Director
Jr.
----------------------------------------------------------------------

John Willbur      226,000        Officer/Director   Services
                                                    as Officer and
                                                    Director
----------------------------------------------------------------------
Chris Wegner      132,500        Former Employee    Services
                                                    as former
                                                    Employee


  (1)  These assets consist of the following:

Cash: $12,676.00
Computer: $1,135.00
Automobile: $6,830.00
Accounts Receivable:  $19,782

We believe the terms and conditions of this transactions are as favorable as we could have obtained from independent third parties, as all of the assets could not be purchased from independent third parties at a lesser price

Terence Channon, John Willbur and Chris Wegner, a former employee, have agreed to not to sell their common stock until the earlier of:

  *    February 3, 2004;
  *    When the Company's stock is traded on the Over-the-Counter
     Bulletin Board at a average share price of greater than $.10 per share for a minimum of three months;
  * The shares are listed on the NASDAQ Small Cap or higher market; or
  * We have paid the shareholders who purchased our stock in the registered 504 offering dividends equal to their aggregate purchase price of the shares.



PAGE-20-



Other than the above transactions, we have not entered into any material transactions with any director, executive officer, and nominee for director, beneficial owner of five percent or more of our common stock, or family members of such persons. Also, we have not had any transactions with any promoter. We are not a subsidiary of any company.


PART I - ITEM 8.  DESCRIPTION OF SECURITIES

The following description as a summary of the material terms of the provisions of our articles of incorporation and bylaws, is qualified in its entirety. The articles of incorporation and bylaws have been filed as exhibits to the registration statement of which this registration statement is a part.

Common Stock

We are authorized to issue 20,000,000 shares of common stock, par value $0.001. As of March 31, 2002, there were 6,403,750 shares of common stock issued and outstanding that are held by 96 shareholders of record.

Each share of our common stock entitles the holder to one vote, either in person or by proxy, at meetings of the shareholders. The holders are not permitted to vote their shares cumulatively. Accordingly, the holders of a majority of the shares of common stock voting for the election of directors can elect all of the directors. The vote of the holders of a majority of the issued and outstanding shares of common stock is sufficient to make certain fundamental corporate changes such as liquidation, reorganization, merger or an amendment to our articles of incorporation and to authorize, affirm, ratify or consent to these acts or action, subject to the provisions of Nevada law.

Holders of our common stock have no preemptive rights. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities. There are not any provisions in our articles of incorporation or our by-laws that would prevent or delay change in our control.

Preferred Stock

We are authorized to issue 5,000,000 shares of preferred stock, par value $0.001, of which no shares are issued.

Dividend Policy

Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of funds legally available. We have not paid any dividends since our inception and presently anticipate that all earnings, if any, will be retained for development of our business. Any future disposition of dividends will be at the discretion of our board of directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors.



PAGE-21-



PART II - ITEM 1. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER
MATTERS

Market Information

There is no established public trading market for our securities and a regular trading market may not develop, or if developed, may not be sustained. A shareholder in all likelihood, therefore, will not be able to resell his or her securities should he or she desire to do so when eligible for public resales. Furthermore, it is unlikely that a lending institution will accept our securities as pledged collateral for loans unless a regular trading market develops. We have no plans, proposals, arrangements, or understandings with any person with regard to the development of a trading market in any of our securities.

Options, Warrants, Convertible Securities

On February 28, 2002, we issued a total of 105,375 warrants representing underlying common stock to NevWest Securities
Corporation.

  The warrants provide that the holder:

  * May exercise warrants at any time and prior to the expiration date, which is three years from February 28, 2001;

  *    May exercise warrants at a price of $0.11 per share;

  * Is not entitled to vote or receive dividends or be deemed the holder of common stock or any other securities, which may at any time, be issuable on the exercise of the warrants.

  The number and kind of securities purchasable and price to be paid upon exercise will be adjusted upon:

       *    Reclassification or merger,
       *    Subdivision or combination of shares,
       *    Stock dividends and other distributions,
       *    Adjustment of number of shares and
       *    Conversation of shares.

These warrants were issued as additional compensation in connection with sales of our securities under our Nevada registered 504 offering.

Lock-Up Provisions

4,833,000 of the shares held by Terence Channon, John Willbur and Chris Wegner, a former employee, are subject to a lock up letter restricting their resale until the earlier of:



PAGE-22-



  *    February 3, 2004;
  *    When the Company's stock is traded on the Over-the-Counter
       Bulletin Board at a average share price of greater than $.10 per share for a minimum of three months;
  *    The shares are listed on the NASDAQ Small Cap or higher market
  * We have paid the shareholders who purchased our stock in the registered 504 offering dividends equal to their aggregate purchase price of the shares

Holders

As of the date of this registration statement, we had 96 holders of record of our common stock.

Dividends

We have not declared any cash dividends on our common stock since our inception and do not anticipate paying such dividends in the foreseeable future. We plan to retain any future earnings for use in our business. Any decisions as to future payments of dividends will depend on our earnings and financial position and such other facts as the board of directors deems relevant. We are not limited in our ability to pay dividends on our securities.


PART II - ITEM 2. LEGAL PROCEEDINGS

We are not aware of any pending or threatened legal proceedings in which we are involved.


PART II - ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.


PART II - ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

In connection with our formation, we issued the following shares to the following individuals and entity:

In October 2000, TerenceNet issued 4,741,500 shares of common stock for net assets of $40,423 to its founder and two additional original shareholders. The price per share was $.086.

In October 2000, TerenceNet issued 150,000 shares to GoPublicToday for services valued at $15,000 or the fair value of the services provided. The price per share was $.10.

In October 2000, TerenceNet issued 100,000 shares to
GoPublicToday.com for a subscription receivable of $10,000. The price per share was $.10.

In October 2000, TerenceNet issued 132,500 shares to an officer for services rendered valued at $13,250 or the fair value of the services provided. The price per share was $.10.



PAGE-23-



In October 2000, TerenceNet issued 226,000 shares to an officer and director for services rendered valued at $22,600 or the fair value of the services provided. The price per share was $.10.

GoPublicToday.com's services consists of the preparation and filing of all required documents with regards to (1) the registration of the direct public offering and (2) the full registration, under
Section 12(d) or 12(g) of the Securities Exchange Act, of the Form 10-SB; the preparation of Form 211 to be filed with NASD, assist client with locating and negotiating a contract with a licensed level three market maker, and assisting client in answering any and
all comment letters received from the NASD.    The agreements
continue until the Company's securities are qualified for quotation on the over the counter bulletin board. The value of the services is based on prior services provided by GoPublicToday.com, Inc. and on the cost of similar services provided by other similar service providers.

The milestones for the prepaid services is as follows:
          Disbursement 1: The Company disburses one-fourth upon the raising of $150,000 through its Regulation D, Rule 504 offering
          Disbursement 2: The Company disburses one-fourth upon the
               closing of Regulation D, Rule 504 offering;
          Disbursement 3: The Company disburses one-fourth upon filing of the Form 10SB with the Securities and Exchange Commission;
          Disbursement 4: The Company disburses one eighth upon filing of the Form 211 with the NASD clearance of the Client for quotation and trading on the NASDOTCBB, and;
          Disbursement 5: The Company disburses one-eighth upon notification by the NASD of the Company's clearance for quotation on the NASDOTCBB.


The exemption provided under section 4(2) was available because:

  * None of these issuances involved underwriters, underwriting discounts or commissions.
  *    Restrictive legends are placed on all certificates issued.
  * The distribution did not involve general solicitation or advertising.
  * The distributions were made only to insiders, accredited investors or investors who were sophisticated enough to evaluate the risks of the investment. All sophisticated investors were given access to all information about our business and the opportunity to ask questions and receive answers about our business from our management prior to making any investment decision.

On February 28, 2002, we completed a public offering of shares of common stock in accordance with Regulation D, Rule 504 of the Securities Act of 1933, as amended, and the registration by qualification of the offering in the State of Nevada. We sold 1,053,750 shares of common stock at a price of $0.10 per share to approximately 88 unaffiliated and 1 affiliated shareholders. The offering was sold for an aggregate of $105,375 in cash, of which sales commissions totaling $10,000 were paid to NevWest Securities.



PAGE-24-



PART II - ITEM 5. INDEMNIFICATION OF OFFICERS AND DIRECTORS

Our articles of incorporation and by-laws, subject to the provisions of Nevada Law, contain provisions which allow the corporation to indemnify any person under certain circumstances. NRS 78.7502 Discretionary and mandatory indemnification of officers, directors, employees and agents provides as follows:

General provisions.

1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

      3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.
      (Added to NRS by 1997, 694)



PAGE-25-



      NRS 78.751 Authorization required for discretionary indemnification; advancement of expenses; limitation on indemnification and advancement of expenses.

      1. Any discretionary indemnification under NRS 78.7502 unless ordered by a court or advanced pursuant to subsection 2, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:
      (a) By the stockholders;
      (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;
      (c) If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or
      (d) If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.
      2. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

  3. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:
(a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses made pursuant to subsection 2, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.
      (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.
      (Added to NRS by 1969, 118; A 1987, 83; 1993, 976; 1997, 706)

      NRS 78.752 Insurance and other financial arrangements against liability of directors, officers, employees and agents.
      1. A corporation may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such, whether or not the corporation has the authority to indemnify him against such liability and expenses.
      2. The other financial arrangements made by the corporation pursuant to subsection 1 may include the following:



PAGE-26-



      (a) The creation of a trust fund.
      (b) The establishment of a program of self-insurance.
      (c) The securing of its obligation of indemnification by granting a security interest or other lien on any assets of the corporation.
      (d) The establishment of a letter of credit, guaranty or surety.
No financial arrangement made pursuant to this subsection may provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable for intentional misconduct, fraud or a knowing violation of law, except with respect to the advancement of expenses or indemnification ordered by a court.
      3. Any insurance or other financial arrangement made on behalf of a person pursuant to this section may be provided by the corporation or any other person approved by the board of directors, even if all or part of the other person's stock or other securities is owned by the corporation.
      4.  In the absence of fraud:
      (a) The decision of the board of directors as to the propriety of the terms and conditions of any insurance or other financial arrangement made pursuant to this section and the choice of the person to provide the insurance or other financial arrangement is conclusive; and
      (b) The insurance or other financial arrangement:
             (1) Is not void or voidable; and
             (2) Does not subject any director approving it to personal liability for his action, even if a director approving the insurance or other financial arrangement is a beneficiary of the insurance or other financial arrangement.
      5. A corporation or its subsidiary which provides self-insurance for itself or for another affiliated corporation pursuant to this section is not subject to the provisions of Title 57 of NRS.
      (Added to NRS by 1987, 80)

Our Articles and By-Laws also provide for indemnification to the fullest extent permitted under Nevada law.

With regard to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the Corporation in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such case.


With regard to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the Corporation in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such case.




PAGE-27-





PART F/S. FINANCIAL STATEMENTS
















PAGE-28-




                   INDEPENDENT AUDITORS' REPORT

To the Board of Directors
TerenceNet, Inc.
Las Vegas, Nevada

We have audited the accompanying balance sheet of TerenceNet, Inc. as of December 31, 2001, and the related statements of operations, stockholders' equity, and cash flows for each of the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TerenceNet, Inc. as of December 31, 2001, and the results of its operations and its cash flows for each of the two years then ended, in conformity with accounting principles generally accepted in the United States.


Malone & Bailey, PLLC
Houston, Texas
www.malone-bailey.com


March 25, 2002



PAGE-29-



                         TERENCENET, INC.
                           BALANCE SHEET
                         December 31, 2001

ASSETS

Current assets
  Cash                                               $     95
  Accounts receivable                                  19,286
                                                     ---------
    Total current assets                               19,381

Property and equipment, net                             6,684

Investments                                             1,750
                                                     ---------
                                                     $ 27,815
                                                     =========
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable                                   $ 10,984
                                                     ---------
    Total current liabilities                          10,984
                                                     ---------
STOCKHOLDERS' EQUITY:
  Preferred stock, $.001 par value, 5,000,000
shares                                                      -
  authorized, no shares issued and outstanding
  Common stock, $.001 par value, 20,000,000 shares
  authorized, 5,350,000 shares issued and               5,350
outstanding
Additional paid in capital                             95,923
Accumulated deficit                                  (74,442)
                                                     ---------
  Total Stockholders' Equity                           26,831
Less: Subscriptions receivable                         10,000
                                                     ---------
                                                       16,831
                                                     ---------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY           $ 27,815
                                                     =========


          See accompanying summary of accounting policies and notes to financial statements.



PAGE-30-



                         TERENCENET, INC.
                      STATEMENT OF OPERATIONS
                 For the Years Ended December 31,


                                               2001      2000
                                        ------------------------
Revenues                                 $  131,109 $ 103,560
Cost of revenues                             49,733    26,798
                                        ------------------------
                                             81,376    76,762

Cost and Expenses:
  General and administrative                109,169   119,385
  Depreciation and amortization               2,997       749
                                        ------------------------
                                            112,166   120,134

Loss from operations                        (30,790)  (43,372)


Interest expense                                280         -
                                        ------------------------
Net loss                                 $  (31,070) $(43,372)
                                        ========================

Net loss per share:
  Net loss basic and diluted             $ (0.01)    $  (0.01)
                                        ========================
Weighted average shares outstanding:
  Basic and diluted                       5,350,000  4,876,537
                                        ========================



          See accompanying summary of accounting policies and notes to financial statements.



PAGE-31-



                         TERENCENET, INC.
                 STATEMENT OF STOCKHOLDERS' EQUITY
               For the Years Ended December 31, 2001


                      Common stock    Additional  Accumulated  Sub.
                                       paid in    defecit      receivable
                                       capital
                     Shares    Amount
                   ------------------------------------------------------
Balance,
December 31, 1999  4,741,500       $        $          $        $
                                4,741   35,682         -        -

Transfer of assets
from Florida
corporation to             -       -        -          -        -
Nevada corporation

Issuance of common
stock to for         508,500     509   50,341          -        -
services

Issuance of common
stock                100,000     100    9,900          -  (10,000)

Net loss                   -       -        -    (43,372)       -
                   ------------------------------------------------------
Balance,
December 31, 2000  5,350,000   5,350   95,923    (43,372) (10,000)


Net loss                   -       -        -    (31,070)       -
                   ------------------------------------------------------
Balance,
December 31, 2001  5,350,000       $        $         $         $
                                5,350   95,923  (74,442)  (10,000)
                   ======================================================


          See accompanying summary of accounting policies and notes to financial statements.



PAGE-32-



                         TERENCENET, INC.
                      STATEMENT OF CASH FLOWS
                 For the Years Ended December 31,


                                              2001      2000
CASH FLOWS FROM OPERATING ACTIVITIES     ----------------------
Net loss                                 $ (31,070) $ (43,372)
Adjustments to reconcile net deficit to
cash used by operating activities:
Depreciation and amortization                2,997        749
Bad debts                                   21,745          -
Common stock for services                        -     50,850
Net change in:
  Accounts receivable                      (3,154)    (7,884)
  Accounts payable                           5,008      5,976
                                         ----------------------
CASH FLOWS PROVIDED BY (USED IN)
OPERATING ACTIVITIES                       (4,474)      6,319
                                         ----------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of investments                    (1,750)          -
                                         ----------------------
CASH FLOWS USED IN INVESTING ACTIVITIES    (1,750)          -
                                         ----------------------
NET INCREASE (DECREASE) IN CASH            (6,224)      6,319
Cash, beg. of period                        6,319           -
                                         ----------------------
Cash, end of period                       $    95    $  6,319
                                         ======================

SUPPLEMENTAL CASH FLOW INFORMATION
  Interest paid                           $   280    $      -
  Income taxes paid                       $     -    $      -

NON-CASH TRANSACTIONS:
  Issuance of common stock for net        $     -    $ 40,423
assets




          See accompanying summary of accounting policies and notes to financial statements.




PAGE-33-




                         TERENCENET, INC.
                   NOTES TO FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

Nature of business

TerenceNet, Inc. referred to as "TerenceNet" was founded as a sole proprietorship in 1996 and incorporated in 1998 under the laws of the state of Florida. TerenceNet transferred its net assets from the Florida corporation and reincorporated into a Nevada corporation on October 11, 2000. TerenceNet is in the business of providing Internet-based web design services.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

Cash Equivalents

Cash equivalents include highly liquid, temporary cash investments having original maturity dates of three months or less. For reporting purposes, such cash equivalents are stated at cost plus accrued interest which approximates fair value.

Investments

TerenceNet holds minority equity investments in companies having operations or technology in areas within the Company's strategic focus. TerenceNet accounts for these minority investments under the cost method. Declines in value that are judged to be other than temporary are reported in other income and expense.

Revenue Recognition

TerenceNet's revenues are primarily derived from services, and include fees for web site hosting. Revenues are earned from web site design, web site hosting, web and computer programming, search engine placement services and consulting.

TerenceNet recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is probable.

Service revenues are recognized as services are performed. The majority of TerenceNet's revenues are from services and these contracts are typically completed in two to four weeks. TerenceNet recognizes revenue for services in accordance with the Securities and Exchange Commission Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements."

Web site hosting revenue is recognized on the straight-line basis over the term of the contract.

TerenceNet uses the direct write-off method and records bad debts when it is determined an account is uncollectible.



PAGE-34-



Long-lived Assets

Property and equipment are stated at cost less accumulated depreciation. Major renewals and improvements are capitalized; minor replacements, maintenance and repairs are charged to current operations. Depreciation is computed by applying the straight-line method over the estimated useful lives of each asset. TerenceNet performs reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Income Taxes

The asset and liability approach is used to account for income taxes by recognizing deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. TerenceNet records a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized.

Advertising

TerenceNet expenses all costs of advertising as incurred.
Advertising costs were $6,027 and $0 for the years ended December
31, 2001 and 2000, respectively.

Earnings Per Common Share

Basic net loss per share excludes dilution and is computed by dividing net loss by the weighted average number of common shares outstanding for the period presented. Diluted net loss per common share was the same as basic net loss per common share for the period presented since TerenceNet has no potentially dilutive securities and because of TerenceNet's net loss.

Recent Accounting Pronouncements

In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets," which supercedes Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and certain provisions of APB Opinion No. 30, "Reporting Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS 144 requires that long-lived assets to be disposed of by sale, including discontinued operations, be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS 144 also broadens the reporting requirements of discontinued operations to include all components of an entity that have operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. The provisions of SFAS 144 are effective for fiscal years beginning after December 15, 2001. TerenceNet does not expect the adoption of this recently issued accounting pronouncement to have a significant impact on TerenceNet's results of operations, financial position or cash flow.



PAGE-35-



NOTE 2 - Property and Equipment

Property and equipment consisted of the following at December 31:

                                  Estimated
                                  Useful
                                  Life           2000
                                  --------------------
  Office equipment                5 years    $ 10,430
  Less: Accumulated                             3,746
  depreciation                               ---------
                                             $  6,684
                                             =========

Depreciation expense totaled $2,997 and $749 in 2001 and 2000, respectively.


NOTE 3 - INCOME TAXES

For the years ended December 31, 2001 and 2000, TerenceNet has incurred net losses and, therefore, has no tax liability. The net deferred tax asset generated by the loss carry-forward has been fully reserved. The cumulative net operating loss carry-forward is approximately $99,000 at December 31, 2001, and will expire in the years 2020 through 2021.

Deferred income taxes consist of the following at December 31,:

                                2001       2000
  Long-term:                  ---------- -----------
    Deferred tax assets       $  34,000  $  23,000
    Valuation allowance         (34,000)   (23,000)
                              ---------- -----------
                              $       -  $       -
                              ========== ===========


NOTE 4 - SHAREHOLDERS EQUITY

Common Stock:

TerenceNet is authorized to issue 20,000,000 common shares of stock at a par value of $0.001 per share and 5,000,000 shares of $.0001 par value preferred stock.

In October 2000, TerenceNet issued 4,741,500 shares of common stock for net assets of $40,423 to its founder and original shareholders.

In October 2000, TerenceNet issued 508,500 shares for services valued at $50,850 or the fair value of the services provided.

In October 2000, TerenceNet issued 100,000 shares for a subscription receivable of $10,000.


NOTE 5 - RELATED PARTY TRANSACTIONS

In October 2000, TerenceNet issued 132,500 shares to an officer for services rendered valued at $13,250 or the fair value of the services provided.

In October 2000, TerenceNet issued 226,000 shares to an officer and director for services rendered valued at $22,600 or the fair value of the services provided.

TerenceNet neither owned nor leased any real or personal property prior to January 2001 when it entered into a month-to-month lease for office space. An officer had provided office services without charge. Such costs are immaterial to the financial statements and accordingly are not reflected herein.



PAGE-36-



NOTE 6 - MAJOR CUSTOMERS

TerenceNet has two customers that accounted for more than 10% of net sales, and collectively, these customers accounted for 37% and 43% of net sales for the years ended December 31, 2001 and 2000, respectively. The breakdown is as follows at December 31:

  Customer                      2001       2000
  --------                     --------  ----------
    A                          $ 26,585    $ 28,106
    B                          $ 22,214    $ 16,256



NOTE 7 - COMMITMENTS

TerenceNet is leasing its offices on a month-to-month basis for $475 per month.

Rent expense was $4,753 for the year ended December 31, 2001. The Company had no lease for the period from inception through December 31, 2000.


NOTE 8 - SUBSEQUENT EVENT

TerenceNet completed a private placement in March 2002 pursuant to which it sold 1,053,750 shares of its voting common stock at $.10 per share, for a total of $105,375. In connection with the private placement TerenceNet issued 105,375 stock purchase warrants to consultants to purchase shares of TerenceNet common stock at a purchase price of $0.11. The warrants expiring in March 2005.








PAGE-37-



                         TERENCENET, INC.
                           BALANCE SHEET
                          March 31, 2002
                            (Unaudited)

                      ASSETS

Current assets
  Cash                                              $  60,141
  Accounts receivable                                  28,137
                                                   -----------
    Total current assets                               88,278

Property and equipment, net                             6,162

Investments                                             1,750
                                                   -----------
                                                    $  96,190
                                                   ===========
       LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable                                  $   6,986
                                                   -----------
    Total current liabilities                           6,986
                                                   -----------
STOCKHOLDERS' EQUITY:
  Preferred stock, $.001 par value, 5,000,000
shares                                                      -
  authorized, no shares issued and outstanding
  Common stock, $.001 par value, 20,000,000 shares
  authorized, 6,403,750 shares issued and               6,404
outstanding
Additional paid in capital                            190,244
Accumulated deficit                                  (107,444)
                                                   -----------
  Total Stockholders' Equity                           89,204
                                                   -----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY          $  96,190
                                                   -----------


                  See notes to interim condensed
                       financial statements.



PAGE-38-



                         TERENCENET, INC.
                      STATEMENT OF OPERATIONS
               For the Three Months Ended March 31,
                            (Unaudited)

                                             2002     2001
                                           -------------------
Revenues                                   $ 45,846  $ 55,892
Cost of revenues                             15,073    15,669
                                           -------------------
                                             30,773    40,223

Cost and Expenses:
  General and administrative                 62,899    50,483
  Depreciation and amortization                 522       749
                                           -------------------
                                             63,421    51,232
                                           -------------------
Loss from operations                        (32,648)  (11,009)

Interest expense                                354         -
                                           -------------------
Net loss                                   $(33,002)  (11,009)
                                           ===================
Net loss per share:
  Net loss basic and diluted               $  (0.01)  $ (0.00)
                                           ===================
Weighted average shares outstanding:
  Basic and diluted                       5,537,333  5,350,000
                                           ===================



                  See notes to interim condensed
                       financial statements.


PAGE-39-



                         TERENCENET, INC.
                      STATEMENT OF CASH FLOWS
               For the Three Months Ended March 31,
                            (Unaudited)

                                              2002      2001
CASH FLOWS FROM OPERATING ACTIVITIES       -------------------
Net loss                                   $(33,002) $(11,009)

Adjustments to reconcile net deficit to
cash used by operating activities:
Depreciation and amortization                   522       749
Bad debts                                         -    13,500
Common stock issued for services             10,000         -
Net change in:
  Accounts receivable                        (8,851)  (6,437)
  Accounts payable and accrued expenses      (3,998)    3,049
                                           -------------------
CASH FLOWS PROVIDED BY (USED IN) OPERATING
ACTIVITIES                                  (35,329)  (1,898)
                                           -------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the sale of stock, net         95,375         -
                                           -------------------
CASH FLOWS PROVIDED BY FINANCING             95,375         -
ACTIVITIES                                 -------------------

NET INCREASE (DECREASE) IN CASH              60,046   (1,898)
Cash, beg. of period                             95     6,319
                                           -------------------
Cash, end of period                        $ 60,141   $ 4,421
                                           ===================
SUPPLEMENTAL CASH FLOW INFORMATION
  Interest paid                            $    354   $     -
  Income taxes paid                        $      -   $     -



                  See notes to interim condensed
                       financial statements.





PAGE-40-



                         TERENCENET, INC.
                 NOTES TO THE FINANCIAL STATEMENTS


NOTE 1 - BASIS OF PRESENTATION

The accompanying unaudited interim financial statements of TerenceNet, Inc. have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission ("SEC"), and should be read in conjunction with the audited financial statements and notes thereto contained in the Company's registration statement filed with the SEC on Form 10-SB. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. Notes to the financial statements which would substantially duplicate the disclosure contained in the audited financial statements for the most recent fiscal year 2001 as reported in Form 10-SB, have been omitted.


NOTE 2 - PRIVATE PLACEMENT

TerenceNet completed a private placement in March 2002 pursuant to which it sold 1,053,750 shares of its voting common stock at $.10 per share, for a total of $95,375, net of commissions of $10,000. In connection with the private placement TerenceNet issued 105,375 stock purchase warrants to consultants to purchase shares of TerenceNet common stock at a purchase price of $0.11. The warrants expire in March 2005.









PAGE-41-



PART III - ITEM 1.  EXHIBITS


Item 3

     1    Articles of Incorporation of TerenceNet, Inc., a Nevada
       Corporation, already filed.
     2    By-laws of TerenceNet, Inc., a Nevada Corporation, already filed.

Item 4

     1    Form of common stock Certificate of the TerenceNet, Inc. (1)


Item 23

     1   Consent of  Malone and Bailey, CPA.

  All other Exhibits called for by Rule 601 of Regulation SB-2 are not applicable to this filing.

(1) Information pertaining to our common stock is contained in our Articles of Incorporation and By-Laws.


                            SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                   TerenceNet, Inc. (Registrant)

Date:   June 3, 2002


By:      /s/ Terence Channon
       -----------------------
     Terence Channon, President and Principal Executive, Principal Financial and Principal Accounting Officers







PAGE-42-